April 9, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

RE:	MPLX LP Registration Statement on Form S-4 Filed March 20, 2020 File No. 333-237317

Ladies and Gentlemen:
MPLX LP, a Delaware limited partnership (the “Company,” “we,” “us,” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated March 30, 2020 (the “Comment Letter”), with respect to the Registration Statement on Form S-4.
Below is the Company’s response to the Staff’s comment in the Comment Letter.
Registration Statement on Form S-4
General

1.
We note that the forum selection provision in Section 16.9 of your Fifth Amended and Restated Agreement of Limited Partnership identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims, suits, actions or proceedings "brought in a derivative manner on behalf of the Partnership." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
April 9, 2020

the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response:
The Company confirms that the forum selection provision in Section 16.9 of its Fifth Amended and Restated Agreement of Limited Partnership does not apply to actions arising under the Securities Act or the Exchange Act.
The Company intends to include a risk factor in its next quarterly report on Form 10-Q substantially along the lines of the following disclosure to inform investors that the forum selection provision does not apply to any actions arising under the Securities Act or the Exchange Act:
“The Court of Chancery of the State of Delaware will be, to the extent permitted by law, the sole and exclusive forum for substantially all disputes between us and our limited partners.
Our limited partnership agreement provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims, actions or proceedings:

•	arising out of or relating in any way to our limited partnership agreement, or the rights or powers of, or restrictions on, our limited partners or the limited partnership;

•	brought in a derivative manner on behalf of the limited partnership;

•
asserting a claim of breach of a duty owed by any director, officer, or other employee of the limited partnership or the general partner, or owed by the general partner, to the partnership or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act; or

•	asserting a claim governed by the internal affairs doctrine.
The forum selection provision may restrict a limited partner's ability to bring a claim against us or directors, officers or other employees of ours or our general partner in a forum that it finds favorable, which may discourage limited partners from bringing such claims at all. Alternatively, if a court were to find the forum selection provision contained in our limited partnership agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another forum, which could materially adversely affect our business, financial condition and results of operations. However, the forum selection provision does not apply to any claims, actions or proceedings arising under the Securities Act or the Exchange Act.”
Additionally, the Company will provide disclosure in any registration statement under the Securities Act registering an offering of its limited partnership interests that describes provisions of its limited partnership agreement that the forum selection provision does not apply to any actions arising under the Securities Act or the Exchange Act.
* * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
April 9, 2020

If you have any questions regarding these matters, please do not hesitate to contact Michael J. Solecki of Jones Day by telephone at (216) 586-7103.
Sincerely,

/s/ Molly R. Benson
Name: Molly R. Benson
Title: Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary